UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) – Seadrill Plan of Reorganization overwhelmingly accepted by all classes of voting creditors and shareholders

Hamilton, Bermuda, October 11, 2021 – Seadrill Limited (SDRL) (“Seadrill” or the “Company”) (OSE:SDRL, OTCPK:SDRLF) has announced the voting results for its Plan of Reorganization (the “Plan”). All voting classes of stakeholders accepted the Plan, including all 12 credit facilities and general unsecured creditors and shareholders. Over 96% of secured lenders voted, and over 88% of secured lenders accepted the Plan. The following is a summary of the results by class:

Plan Class	Name	Percentage Accepting (By Dollar Amount)[1]
4A	AOD Credit Agreement Claims	100%[2]
4B	$450MM Eminence Credit Agreement Claims	100%
4C	NADL Credit Agreement Claims	86.89%
4D	$1.35B Credit Agreement Claims	93.70%
4E	$950MM Credit Agreement Claims	100%
4F	ECA Credit Agreement Claims	100%
4G	$1.5B Credit Agreement Claims	100%
4H	$1.75B Credit Agreement Claims	71.81%
4I	$450MM Nordea Credit Agreement Claims	100%
4J	$300MM Credit Agreement Claims	100%
4K	$440MM Credit Agreement Claims	100%
4L	$400MM Credit Agreement Claims	100%
6	General Unsecured Claims	91.68%
9	Equity Interests in Seadrill Limited	85.72%[3]

[1]	Reflects percentage accepting of those voting, by dollar amount of claims, except where otherwise noted. Each voting class also accepted the Plan based on number of creditors voting.
[2]	AOD Credit Agreement Claims were unimpaired and accordingly deemed to accept the Plan.
[3]

Reflects percentage accepting of those voting by number of shares. As a result of all voting classes of creditors accepting the Plan, existing shareholders are contemplated to receive a recovery of 0.25% of the new equity, subject to dilution.

Based on these results, Seadrill is on track to have its Plan confirmed at the confirmation hearing scheduled for October 26, 2021. If the Plan is confirmed by the United States Bankruptcy Court for the Southern District of Texas (the “Court”) on that date, Seadrill is targeting exiting Chapter 11 proceedings approximately 60 days thereafter, subject to certain customary conditions, including certain antitrust approvals.

Grant Creed, CFO, commented: “The near-unanimous acceptance of the Plan by our lenders is another important step towards Seadrill’s emergence from Chapter 11. This has been a long journey to deliver broad support across our creditor constituency, but I am confident that our eventual emergence will place us back at the heart of a sector collectively going through significant re-adjustment and reinforce our position as a market leader.”

The deadline for creditors to have submitted votes on the Plan was October 7, 2021. The results are subject to ongoing review by Prime Clerk, Seadrill’s balloting agent, and remain subject to change. Prime Clerk will file a report certifying the final voting results to the Court by October 22, 2021. Shareholders are reminded that under the Plan, their holding in the post emergence entity will drop to 0.25 percent.

Copies of the Plan and Disclosure Statement, as well as other information regarding the Company’s Chapter 11 cases, are available at the following website: https://cases.primeclerk.com/SeadrillLimited/.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The Company operates 42 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTC Pink markets. For more information, visit https://www.seadrill.com/.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: October 12, 2021	By:	/s/ Stuart Jackson
		Name:	Stuart Jackson
		Title:	Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)